                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE TO/A
                       (AMENDMENT NO. 3 - FINAL AMENDMENT)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                       and
                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
                    Under the Securities Exchange Act of 1934
                           --------------------------
                         SHOREWOOD PACKAGING CORPORATION
                       (Name of Subject Company (Issuer))

                          INTERNATIONAL PAPER-37, INC.
                           INTERNATIONAL PAPER COMPANY
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                          (INCLUDING ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    825229107
                      (CUSIP Number of Class of Securities)

                              James W. Guedry, Esq.
                          Vice President and Secretary
                           International Paper Company
                             Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 397-1500
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                    COPY TO:

                             Jeffrey J. Rosen, Esq.
                              O'Melveny & Myers LLP
                              153 East 53rd Street
                          New York, New York 10022-4611
                                 (212) 326-2000

                            CALCULATION OF FILING FEE

Transaction Valuation*: $655,939,977           Amount of Filing Fee: $131,188.00

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.01 per share of Shorewood Packaging Corporation, (the "Common Stock") including associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $21.00 in cash. As of February 15, 2000, there were (i) 27,375,771 Shares outstanding and (ii) 3,859,466 Shares reserved for issuance under stock incentive plans and outstanding options, warrants and other rights to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount previously paid: $131,188.00   Filing Party: International Paper-37, Inc.
                                                    International Paper Company

Form or registration no.: Schedule TO        Date Filed: February 29, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/      third-party tender offer subject to Rule 14d-1.
         / /      issuer tender offer subject to Rule 13e-4.
         / /      going-private transaction subject to Rule 13e-3.
         /X/      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/













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-------------------           -------------------            -------------------
CUSIP NO. 825229107                   13D                     PAGE 3 OF 6 PAGES
-------------------           -------------------            -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Paper-37, Inc.; 58-2489737
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (SEE INSTRUCTIONS)                                 (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          / /
         IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                                  25,925,365
       NUMBER OF         -------------------------------------------------------
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY                 0
       OWNED BY          -------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING                  25,925,365
        PERSON
         WITH            -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,925,365
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         94.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

-------------------           -------------------            -------------------
CUSIP NO. 825229107                   13D                     PAGE 4 OF 6 PAGES
-------------------           -------------------            -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Paper Company; 13-0872805
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (SEE INSTRUCTIONS)                                (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                         / /
         IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                                  25,925,365
       NUMBER OF         -------------------------------------------------------
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY                 0
       OWNED BY          -------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING                  25,925,365
        PERSON
         WITH            -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,925,365
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    / /
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         94.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

     This Amendment No. 3, constituting the final amendment (this "Amendment"), amends and supplements as amended, the Schedule TO filed with the Securities and Exchange Commission on February 29, 2000 (as amended, the "Schedule TO") by International Paper Company, a New York corporation ("Parent"), and International Paper-37, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock par value $0.01 per share (the "Common Stock"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company") together with the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), at a purchase price of $21.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

     This Amendment also amends the Schedule 13D of Parent and Purchaser filed with the Securities and Exchange Commission on February 25, 2000, which is incorporated herein by reference. Reference is hereby made to the press release dated March 28, 2000, which is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The response to Item 8 is amended and supplemented by the addition of the following:

     At 12:00 midnight, New York City time, on Monday, March 27, 2000, the offer expired. Based on preliminary information provided by the Depositary, approximately 25.9 million Shares were validly tendered and not withdrawn pursuant to the Offer (including 972,479 Shares subject to guarantees of delivery), which together represent approximately 95% of the outstanding
Shares. Purchaser has accepted for payment all such Shares at the purchase price of $21.00 per Share, net to the seller in cash.

      ITEM 12. EXHIBITS.

     The response to Item 12 is amended to add the following exhibit:

(a)(1)(K)      Press Release issued by Parent dated March 28, 2000.



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   INTERNATIONAL PAPER COMPANY

                                   By: /s/ James W. Guedry
                                       ------------------------------------
                                       Name: James W. Guedry
                                       Title: Vice President and Secretary

                                   INTERNATIONAL PAPER-37, INC.

                                   By: /s/ James W. Guedry
                                       ------------------------------------
                                       Name: James W. Guedry
                                       Title: President


Date: March 28, 2000


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                                  EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------

(a)(1)(K)               Press Release issued by Parent on March 28, 2000.